UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

SUTRON CORP
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

869380105
(CUSIP Number)

February 14, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 869380105	13G/A	PRIVILEGED DRAFT COPY

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Raul S. McQuivey
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 222,100
	6.	SHARED VOTING POWER 652,086
	7.	SOLE DISPOSITIVE POWER 222,100*
	8.	SHARED DISPOSITIVE POWER 652,086
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 874,186
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.2% **
12.	TYPE OF REPORTING PERSON (see instructions) IN

* includes 222,100 shares of Sutron Corp common stock.
** based on 5,066,009 shares issued and outstanding on December 31, 2013.

CUSIP No. 869380105	13G/A	PRIVILEGED DRAFT COPY

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Karen T. McQuivey
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 652,086
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 652,086
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,086
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.9%**
12.	TYPE OF REPORTING PERSON (see instructions) IN

** based on 5,066,009 shares issued and outstanding on December 31, 2013.

CUSIP No. 869380105	13G/A	PRIVILEGED DRAFT COPY

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Raul S. McQuivey Trust Dated 3/24/1999
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 292,500
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 292,500
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 292,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%**
12.	TYPE OF REPORTING PERSON (see instructions) OO

** based on 5,066,009 shares issued and outstanding on December 31, 2013.

CUSIP No. 869380105	13G/A	PRIVILEGED DRAFT COPY

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Karen T. McQuivey Trust Dated 3/24/1999
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 359,586
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 359,586
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,586
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%**
12.	TYPE OF REPORTING PERSON (see instructions) OO

** based on 5,066,009 shares issued and outstanding on December 31, 2013.

CUSIP No. 869380105	13G/A	PRIVILEGED DRAFT COPY

Item 1.

(a)	Name of Issuer
Sutron Corp (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices
22400 Davis Drive, Sterling, Virginia 20164

Item 2.

(a)	Name of Person Filing
Raul S. McQuivey

(b)	Address of the Principal Office or, if none, residence
22400 Davis Drive, Sterling, Virginia 20164

(c)	Citizenship
United States

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
869380105

Item 3. If this statement is filed pursuant to §§240.13d -1(b) or 240.13d -2(b) or (c), check whether the person filing is a: Not Applicable

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 874,186

(b)	Percent of class: 17.2%**

(c)	Number of shares as to which the person has: 874,186

(i)	Sole power to vote or to direct the vote 222,100.

(ii)	Shared power to vote or to direct the vote 652,086.

(iii)	Sole power to dispose or to direct the disposition 222,100

(iv)	Shared power to dispose or to direct the disposition of 652,086.

** based on 5,066,009 shares issued and outstanding on December 31, 2013.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d -3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Raul S. McQuivey and Karen T. McQuivey as sole trustees of both the Raul S. McQuivey Trust dated 3/24/1999 and the Karen T. McQuivey Trust dated 3/24/1999.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 869380105	13G/A	PRIVILEGED DRAFT COPY

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2014
Date

/s/ Raul S. McQuivey
Signature

Raul S. McQuivey, Chairman, President and
CEO of Sutron Corporation
Name/Title